August 28, 2024

James Oliviero
Chief Executive Officer
Checkpoint Therapeutics, Inc.
95 Sawyer Road, Suite 110
Waltham, MA 02453

       Re: Checkpoint Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 19, 2024
           File No. 333-281650
Dear James Oliviero:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Matthew Mamak